CHARLES F. MUELLER

SENIOR FINANCIAL EXECUTIVE

Corporate Finance Executive with extensive years of senior level financial, operations and general management experience, including worldwide financial and strategic planning and development, corporate banking, corporate tax, treasury, MIS implementation, Oracle 11i accounting software applications, human resource management, financial analysis, mergers, acquisitions and divestitures, cost reduction, risk management and annual audit coordination. Certified Public Accountant (CPA) with advanced business studies in the international executive management program provided through IMD - Switzerland.

PROFESSIONAL EXPERIENCE

Canine Life Sciences Inc. d/b/a Canine Biologics (November 2019- Current)

A Denver based company involved in the development and sale of a scientifically sound, evidence-based, range of food and supplements engineered to work together to help dogs suffering from cancer.

- **Chief Financial Officer/ Director**

  Direct all the corporation's financial, accounting, tax and administrative functions. Serves as Corporate Secretary and Board Member. Involved in all strategic planning and capital raise activities. Report to the Chief Executive

Bentley Wellness Technologies Inc. (October 2012 – October 2019)

A Denver based company specializing in home modification projects for residential homeowners (private pay) and as a Qualified State Medicaid provider of home modifications for eligible recipients.

- Consulting agreement (approximately 30 hours per week)

  Primary responsibility is managing the Company's' operations including Medicaid and Private pay residential project bid preparation, sub-contractor scheduling, parts procurement, project cost accounting and all accounting, tax and financial reporting.

Petroleum Place Inc. / P2 Energy Solutions Inc. (2005-October 2008)

P2 is an oil and gas industry provider of exploration, development, management, and production solutions that offered a wide range of software, data and services in land, financial and production management, business intelligence and geo-business. The company had annual revenues exceeding $130 million.

- Chief Financial Officer/ Financial Consultant

Directed the Company's' financial reporting and budgeting activities. Primary responsibility was to coordinate the successful sale of the company to a U.S. Venture Capital Group in 2008. Initially began as a consultant to the Company in 2005 and became CFO in late 2007 as efforts to seek buyers for the company began. This position reported to the Chief Executive Officer.

Primary accomplishments included:

- Monthly closing, management reporting, forecasting and financial analysis for all U.S. and Canadian subsidiaries
- Budget, forecast development and business consolidated financial modeling for 5 U.S. and Canadian sales, service and development centers and corporate headquarters.
- Consolidated financial reporting for worldwide operations.
- Introduced organizational disciplines and metrics to drive performance in the company.
- Played a key role in working with the Company's investment banker, auditors, legal counsel, and lending organizations that resulted in the successful $230 million sale of the Company in 2008 to a third-party Venture Capital firm.

Quark Holdings Inc. (2000-2005)

Quark was a privately- owned leading provider of publishing software and solutions for worldwide professional designers and mid-sized to large enterprise publishing companies with development, sales, manufacturing and call center operations in the U.S, Europe and India. The Company had over $200 million plus in annual revenues.

- **Chief Financial Officer and Corporate Controller**

Directed the Company's worldwide financial reporting, accounting, treasury and administrative functions. This position reported to the Chief Executive Officer.

Primary accomplishments included:

- Monthly closing, management reporting, forecasting and financial analysis for U.S. and European subsidiaries
- Managed a finance and accounting staff of 30 personnel in the U.S., Europe, and India
- Budget and forecast development for 15 domestic and international cost centers.
- Consolidated financial reporting for worldwide operations.
- Responsible for all general ledgers, accounts payable and accounts receivable functions, policies and procedures, credit and collections, revenue recognition, project accounting, cash management and payroll.

- Managed the upgrade of the U.S. and European accounting software applications from Oracle 10.7 to 11i.
- Coordinated the worldwide external audit and managed the internal audits of affiliated companies.
- Conducted business reviews of major research & development programs including profitability analysis, ROI analysis, pricing metrics and feasibility studies.
- Established accounting practices, management reporting and operational process controls for newly established U.S. and European subsidiaries selling application software and professional service installations at customer locations. Assisted the sales team in developing ROI sales models for use in the sale and marketing of Quark client/server software products.
- Established budgetary controls and long-range financial planning models.
- Coordinated the Company's merger and acquisition activities including the successful sale and/ or divestiture of eight business units.
- Managed the U.S. and European accounting and treasury staff consisting of seven direct reports and 19 indirect reports consisting of corporate accountants, payroll, credit, collection, accounts payable, treasury and financial analysts.
- Developed cash flow modeling and management reporting for short- and long-term liquidity planning.
- Evaluated, negotiated, implemented and managed all worldwide corporate insurance programs.

Uponor North America Inc., (1995 to 1999)
Uponor ETI Company (1982 to 1995)

An industrial manufacturing company with multiple U.S and Canadian subsidiaries with annual sales in excess of $250 million.

- Chief Financial Officer and Corporate Controller (North American operations) 1982 to 1999

  Directed all the corporation's financial, accounting, and administrative functions. Managed all corporate finance, human resources, budget, and administrative functions. Reported to the Chief Executive Officer and the corporate board of directors.

***DEC International Inc. and subsidiaries*, 1975 to 1982**

An industrial manufacturing company with multiple U.S and European subsidiaries

- Corporate Controller

Arthur Young & Company (Currently Ernst & Young), 1970 to 1974

Senior Accountant

EDUCATION

University of Wisconsin Milwaukee
BBA Accounting

IMD Business School, Switzerland, 1995-1997
International executive management program

OTHER

Certified Public Accountant

PROFESSIONAL ACHIEVMENTS:

- Played a key role in the successful $230 million sale of a business in 2008 to a third-party Venture Capital firm.
- Spearheaded and managed the implementation of a MFG/PRO accounting and manufacturing resource planning system at an Uponor subsidiary.
- Established the corporation's 401(k) and health care plans. Successfully negotiated annual health plan renewals at cost levels below normal market conditions in an escalating health care environment.
- Established an activity-based costing system at an Uponor subsidiary, which provided management the reporting tools to determine and improve product line profitability.
- Instrumental in negotiating a materials supply agreement at an Uponor subsidiary resulting in annual cost savings in the range of $500,000 to $2.0 million.
- Developed and implemented a financial reporting and forecasting system at a major Uponor subsidiary.
- Restructured over $100 million in bank debt from a secured to unsecured status. Successfully renegotiated interest rate reductions resulting in annual savings exceeding $650,000.
- Actively participated in the planning, due diligence and negotiation of the acquisition of six companies during my career.
- Negotiated the successful divestment of various business units providing funding in excess of $10.0 million for other corporate strategic purposes.
- Established corporate policies and procedures for general accounting, financial reporting, and cash management.